UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13A-16 OR 15D-16 UNDER THE
SECURITIES EXCHANGE ACT OF 1934

For the month of April, 2009

Commission File Number 32297

CPFL Energy Incorporated
(Translation of Registrant's name into English)

Rua Gomes de Carvalho, 1510, 14º andar, cj 1402
CEP 04547-005 - Vila Olímpia, São Paulo – SP
Federative Republic of Brazil
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F _______

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): [ ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): [ ]

 Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _______ No ___X____

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-_________________

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Manual for Participation in General Shareholders’ Meetings

Contents

1 Message from the Chairman of the Board of Directors	4

2 Message from the Chief Executive Officer	5

3 Guidelines for Participation in the General Meetings	6
3.1 – Shareholders attending the Meetings	6
3.2 – Shareholders represented by proxies	6
3.3 – Holders of ADRs	8

4 Call Notice	9

5 Information on the matters to be examined and discussed at the General Meetings	11
5.1 – Proposals to be decided on in the Annual General Meeting	11
5.2 – Proposals to be decided on in the Extraordinary General Meeting	19

6 Attachments
Return to main menu for access
6.1 – Standard Power of Attorney
6.2 – Bylaws

Message from the Chairman of the Board of Directors

Dear Shareholder,

We have great pleasure in inviting you to participate in the Annual and Extraordinary General meetings of CPFL Energia, to be held at 10 a.m. on April 23, 2009 in our head office, located at Rua Gomes de Carvalho nº. 1.510, 14th floor, in the city of São Paulo.

The General Shareholders’ Meetings are the most important events in CPFL Energia’s corporate calendar. We have therefore drawn up this Manual for Participation in General Shareholders’ Meetings, in order to provide clear and adequate information to enable all our shareholders to prepare to exercise their right to vote.

Initially, in the Annual General Meeting, we will examine the mandatory matters listed in the Call Notice, namely: discuss the financial statements and the allocation of the net profits for the year ended December 31, 2008; elect the members of the Board of Directors and the Fiscal Council to take office in 2009/2010; and establish the compensation of the Directors and Officers and the Fiscal Council.

We will then, in an Extraordinary General Meeting, considered the proposal for adjusting the structure of the Executive Board to CPFL Energia’s current business environment and approve the necessary changes in the Company Bylaws in relation to the Board’s structure and duties.

The Chief Executive Officer and the Chief Financial and Investor Relations Officer will be present at the Meetings, as well as representatives of the External Auditors and the Fiscal Council, who will be able to provide further information on the matters discussed.

We hope that this Manual will assist you in analyzing the proposals submitted for discussion by our Shareholders and encourage you to participate in the Company’s decisions.

Cordially yours,

Luiz Anibal de Lima Fernandes
Chairman of the Board of Directors

Message from the Chief Executive Officer

Dear Shareholder,

The Manual for Participation in General Shareholders’ Meetings of CPFL Energia is the manifestation of our commitment to the principles of ethics, transparency, fairness and accountability, which constitute the basic pillars of the Corporate Government guidelines of the companies in the CPFL Energia Group.

Shareholders requiring any further information in relation to matters on the agenda, in addition to that provided in this Manual, should contact our Investor Relations Department, by e-mail (ri@cpfl.com.br) or telephone (+55 19 3756 6083).

The minimum quorum for convening the Meetings depends on the subjects to be discussed. The presence of 1/4 (one quarter) of the Shareholders is required to convene an Annual General Meeting. To convene an Extraordinary General Meeting, the minimum quorum is 2/3 (two thirds) of the Shareholders.

We remind you that the Company’s capital comprises only common shares, which grant voting rights to all our Shareholders, and that those who are unable to be present may appoint a proxy.

Those who wish to do so may use the standard power of attorney attached to this Manual to appoint a Company officer to represent them at the Meetings, at no cost.

Finally, we thank you for the trust in CPFL Energia and reaffirm our commitment to continue to act in accordance with the principles of ethics and corporate excellence, with a view to the expansion and stability of CPFL Energia’s business and that of its subsidiaries.

Wilson Ferreira Jr.
Chief Executive Officer

Guidelines for Participation in the General meetings of CPFL Energia

Shareholders may attend at the Company’s head office and cast their votes. If they are unable to be present, they may appoint a proxy. We set forth below the rules for legalizing their presence or representation:

1. Shareholders attending the Meetings:

Shareholders wishing to participate in the General Meetings should present themselves a few minutes prior to the time mentioned in the Call Notice (10 hours), with the following documents:

• Identification document – RG (Brazilian identity card), RNE (Foreigner’s identity card), CNH (driving license) or a card issued by an officially recognized professional association;

• Proof of standing as a Company shareholder issued by the financial institution with custody of the shares or custodial agent; and

• Proof of standing as the legal agent of a Company shareholder, in the case of a Corporate Entity.

2. Shareholder represented by an Attorney-in-fact:

Shareholders who are unable to be present at the General Meetings may be represented by a proxy appointed less than 1 (one) year previously, in accordance with Law nº. 6,404/76 (Brazilian Corporate Law), Art. 126, paragraph 1.

The powers of attorney may only be granted to persons who fulfill at least one of the following requirements: (i) they should be a shareholder or officer of CPFL Energia, (ii) an attorney, or (iii) a financial institution, in which case, it is the responsibility of the investment fund manager to represent the investors.

Art.13 of the Company’s Bylaws state that the following representation documents must be delivered to the head office of CPFL Energia by 10 (ten) a.m. of the day prior to the Meetings (April 22), that is, 24 (twenty-four) hours in advance of the time set for the start of the meetings.

Representation Documents:

• Proxy instrument (Power of attorney), with special powers of representation in the General Meetings of CPFL Energia, and certified signature of the shareholder;

• Proof of ownership of shares issued by CPFL Energia, provided by the depositary financial institution and/or custodial agent; and

• Bylaws or Articles of Association and minutes recording the election of the Officers, if the shareholder is a Corporate Entity.

The objective of asking Shareholders who wish to be represented by legally appointed proxies to deliver powers of attorney in advance, in accordance with the Company’s Bylaws, is merely to assist in preparation of the documentation. Proxy holders who present the power of attorney just prior to the start of the Meetings, will not be prevented from participating.

In order to facilitate representation of its Shareholders at the General Meetings, CPFL Energia provides a Standard Power of Attorney, attached to this Manual, through which they may appoint a Company officer to represent them, at no cost, and strictly in accordance with the mandate granted, details of which are set forth below:

• Gisélia da Silva, Brazilian, single, attorney, bearer of Identity Document RG n°. 40.142.764 -32, enrolled in the OAB/RS (Brazilian Order of Attorneys/Rio Grande do Sul) under n°. 53.834 and in the CPF/MF (Individual Taxpayers’ Register of the Ministry of Finance) under n°. 390.708.590 -68, resident and domiciled in the City of São Paulo, State of São Paulo, with offices at Rua Gomes de Carvalho, nº. 1.510, 14th floor.

Please note that powers of attorney issued abroad should be notarized by a Notary Public and should also be consularized by Brazilian Consulate and translated into Portuguese by a sworn translator.

The proxy documents should be sent to the head office of CPFL Energia, c/o the Board of Directors Advisory Department, at the following address: Rua Gomes de Carvalho, nº. 1510, 14º andar, cj. 1402, Vila Olímpia, CEP 04547-005, São Paulo/SP.

3. Holders of ADRs

The custodial financial institution for American Depositary Receipts (ADRs) in the United States of America is The Bank of New York Mellon (BONY).

BONY sends the proxies to the holders of ADRs, to enable them to exercise their voting rights, and will be represented at the Company’s Meetings by their agent in Brazil, Banco Bradesco S.A..

We remind you that our Investor Relations Department is at your disposal to provide any further information you may require in relation to the procedures, timeframes and information on the Ordinary and Extraordinary General Meetings.

Electronic Address: ri@cpfl.com.br

Contact Phone: + 55 19 3756 6083

CPFL ENERGIA S.A.
Publicly-held Company
Corporate Taxpayer’s ID: 02.429.144/0001-93 – Company Registry: 35.300.186.133

ORDINARY AND EXTRAORDINARY GENERAL MEETINGS

CALL NOTICE

Pursuant to article 124 of Law 6,404/76, the shareholders of CPFL Energia S.A. (“Company”) are hereby invited to the Ordinary and Extraordinary Meetings, to be held on April 23, 2009 at 10 am, at the Company’s head office at Rua Gomes de Carvalho, 1510, 14th floor, suite 1402, in the city and state of São Paulo, for the purpose of deliberating on the following Agenda:

I. ORDINARY GENERAL MEETING

a) To acknowledge Management’s accounts, examine, discuss and vote on the Company’s Financial Statements, the Report of the Independent Auditors and the Report of the Fiscal Council, relative to the year ended December 31, 2008;

b) To approve the proposal for the allocation of year 2008 net income and dividend distribution;

c) To elect the effective members and deputy members to the Board of Directors;

d) To set the global compensation of the Company’s Board of Directors and the Board of Executive Officers;

e) To elect the effective members and deputy members of the Fiscal Council; and

f) To set the fees of the members of the Fiscal Council.

II. EXTRAORDINARY GENERAL MEETING

a) To change the wording of the caput and items “a”and “b” of the sole paragraph of Article 19 of (and consolidate) the Company’s Bylaws, to include the following changes in the Company’s Executive Board:

(i) To eliminate the position of Vice-President of Strategy and Regulation and create the position of Vice- President of Business Development;

(ii) To attribute the duties for developing the Company’s corporate strategy and coordinating the regulation management of the Company and its controlled companies to the CEO; and

(iii) To define the duties of the Vice-President of Business Development, as follows: assessing the potential and planning the development of new businesses, as well as related or complementary activities in the areas of electricity distribution, generation and commercialization.

General Instructions:

1. In accordance with Article 13 of the Company’s Bylaws, shareholders wishing to be represented by a proxy, pursuant to Article 126, paragraph 1 of Law 6,404/76, should deposit the respective powers-of-attorney at the Company’s head office at least 24 (twenty-four) hours before the Ordinary and Extraordinary Meetings.

2. The documents related to the matters on the Agenda of the Ordinary and Extraordinary Meetings will be available to shareholders as from this date, at the Company’s head office and on its website (www.cpfl.com.br/ri) as well as on the website of the Brazilian Securities and Exchange Commission - CVM (www.cvm.gov.br).

3. Pursuant to CVM Instruction No. 165/91, as amended by CVM Instruction No.282/98, the minimum percentage of voting shares needed to request the multiple voting rights, to elect members of the Board of Directors, is 5% (five percent).

São Paulo, March 11, 2009.

 Luiz Anibal de Lima Fernandes
Chairman of the Board of Directors

The Call Notice was published in the Official Gazette of the State of São Paulo and in the newspaper Valor Econômico, in the March 11, 12, and 13, 2009 editions.

Information on the matters to be examined and discussed at the Gen Meetings

I. Proposals to be decided on in the Annual General meeting

Pursuant to Art. 132 of Brazilian Corporate Law, it is incumbent on the Company to hold an Annual General Meeting (AGM) in the first 4 (four) months after the end of the fiscal year to consider the following matters:

• To receive the management accounts and examine, discuss and vote on the financial statements for the year ended December 31;

• To decide on the appropriation of net income for the year and distribution of dividends; and

• To elect the members of the Board of Directors and Fiscal Council, if applicable, and to fix their fees as well as the fees of the Executive Officers.

In order to comply with this legal requirement, Company Management published three consecutive Call Notices, 40 (forty) days in advance of the date set for the Annual General Meeting.

Although, in accordance with the legislation in force, the prior notice required for publicly-held companies for the first call for the General Meeting is 15 (fifteen) days, the Company published the Call Notices 40 (forty) days in advance, due to the procedures to be followed by holders of ADRs traded on the New York Stock Exchange (NYSE).

We set forth below details of each of the items to be discussed in the AGM, to assist Shareholders in making an informed vote:

A. To receive Management’s accounts, examine, discuss and vote on the Company’s Financial Statements, the Report of the Independent Auditors and the Report of the Fiscal Council for the year ended 12/31/2008.

Management’s accounts are presented in the Management Report and in the Financial Statements prepared by the Company’s Executive Board.

The Management Report contains information on a number of matters, such as the economic scenario, the Company’s financial performance and operations, investments, corporate governance practices, capital markets, sustainability and corporate responsibility, and social performance report.

The Financial Statements present the Company’s financial situation and enable the Shareholders to assess the equity situation, liquidity indexes, profits and level of indebtedness.

Pursuant to Law 11,638, of December 28, 2007, the Financial Statements comprise six documents:

• Balance Sheet

• Statement of Income

• Statement of Changes in Shareholders’ Equity

• Statement of Cash Flow

• Statement of Value Added

• Explanatory Notes

The Management Report and the Financial Statements of CPFL Energia were approved by the Executive Board and audited by the Independent Auditors, KPMG Auditores Independentes, prior to approval by the Board of Directors and issuing of the opinion of the Fiscal Council, and are accordingly considered fit for submission to the General Shareholders’ Meeting.

In accordance with Brazilian law, the Management Report, Financial Statements and the opinions of the Independent Auditors and the Fiscal Council of CPFL Energia (and of its subsidiaries) were published in the Diário Oficial do Estado de São Paulo (Official Gazette of the State of São Paulo) and in the Valor Econômico newspaper, in the March 3, 2009 edition (pages A21 to A45), and are available at the Company’s head office and on the websites of the Brazilian Mercantile and Futures Exchange and the São Paulo Stock Exchange (BM&FBOVESPA), the Brazilian Securities Commission (CVM), the Securities and Exchange Commission (SEC), and the Company (www.cpfl.com.br/ri).

The Company’s Financial Statements (i) were prepared in accordance with the accounting principles laid down by Brazilian Corporate Law and the complementary standards published by the CVM, and (ii) consolidate electric energy companies. Therefore, they are presented in accordance with the specific legislation applied to the public electric energy service concessionaires.

Accordingly, Company Management recommends that its Shareholders examine in detail all the documents relating to the year ended December 31, 2008 and, if necessary, clarify any doubts with the Company in order to decide on approval of the Financial Statements for the fiscal year ended December 31, 2008.

B. Approve the proposal for appropriation of the net income for fiscal year 2008 and the dividend distribution

The appropriation of net income consists of determining the portions that will be appropriated to the legal and statu- tory reserves or distributed to the shareholders as dividends.

The Company has a Dividends Policy, available on its website (www.cpfl.com.br/ri), which establishes that a minimum of 50% of the adjusted net income will be distributed to the Shareholders, on a half-yearly basis, as dividends and/or interest on equity.

Net income of R$ 1,275,692,216.17 (one billion, two hundred and seventy-five million, six hundred and ninety-two thousand, two hundred and sixteen Brazilian reais and sixteen cents) was recorded in the year ended December 31, 2008.

Company Management proposes the following appropriation of the net income for the fiscal year ended December 31, 2008, pursuant to Art. 29, paragraph 3 of the Company’s Bylaws:

A) declaration of an interim dividend, attributed to the mandatory dividend, as approved by the Board of Directors at the 125th Meeting of the Board of Directors, held on August 11, 2008, in accordance with the provisions of Arts. 31 and 32 of the Company’s Bylaws, on account of the profit recorded in the half-yearly balance sheet as of June 30, amounting to R$601,576,427.45 (six hundred and one million, five hundred and seventy-six thousand, four hundred and twenty-seven Brazilian reais and forty-five cents), which was paid to the Shareholders in the course of 2008;

B) recording of a Legal Reserve of R$63,784,610.81 (sixty-three million, seven hundred and eighty-four thousand, six hundred and ten Brazilian reais and eighty-one cents), pursuant to Art. 193 of Law nº 6,404/76; and

C) declaration of an Additional Dividend of R$606,104,741.29 (six hundred and six million, one hundred and four thousand, seven hundred and forty-one Brazilian reais and twenty-nine cents), equivalent to R$1.262952547 per common share, in accordance with Art. 201 of Law nº 6,404/76.

The additional dividend, by decision of the Annual General Meeting, is to be paid to the Shareholders on a date to be set by the Executive Board, in accordance with the availability of funds and by simple notice to the Board of Directors, pursuant to the provisions of Art. 205, paragraph 3, of Law nº. 6,404/76.

The Management anticipates that the complementary dividend will be paid by April 30, by prior decision of the Meeting.

In accordance with the Advice to the Market published on February 19, 2009, the record date for the shares traded on BM&FBOVESPA was March 2, 2009, and Mar 5, 2009 for the ADRs traded on the NYSE. Company shares have been traded ex-dividend on both markets since March 3, 2009.

The appropriation of net income for fiscal year 2008 is in line with the Company’s Dividends Policy and Management recommends its approval, as it has been formulated in accordance with the legal and statutory obligations and in the best current and future interests of CPFL Energia.

C. Election of the effective and deputy members of the Board of Directors

Section II of the Company’s Bylaws, Arts. 14 to 18, refers to the composition and working of the Board of Directors.

The Board of Directors shall comprise a minimum of 7 (seven) and a maximum of 9 (nine) members, with a standard mandate of 1 (one) year, of whom a minimum of 20% (twenty percent) must be independent board members.

As the Company is listed on the BMF&Bovespa New Market, if 7 (seven) members are elected to the Board of Directors, at least 1 (one) member must be regarded as an Independent Board Member as defined in the New Market Listing Regulations.

If the minority shareholders elect 1 (one) member to the Board of Directors and this member meets the requirements for an Independent Board Member, it will not be necessary for the majority shareholders to nominate a member in compliance with the New Market Regulations.

The Company shall provide the Meeting with copies of the Curriculum Vitae of each Board Member, as well as a decla- ration that they have not committed any crimes that might legally prevent them from exercising mercantile activities (CVM Instruction no. 367/2002).

Pursuant to Law nº 6,404/76, it is mandatory for members of the Board of Directors to be Company shareholders. In order to be installed in their positions, the Board Members must sign the term of investiture, the term of commitment to the policy for disclosure of relevant events, the term of commitment to the securities trading policy and the term of agreement with the listing regulations of the BM&FBOVESPA New Market signed by the Company.

The members of the Board of Directors nominated by shareholders in the controlling block shall also sign a term of commitment to the provisions of the Shareholders Agreement.

The members of the Board of Directors may be elected by one of the following two voting systems:

(i) a slate voting process, whereby the Company’s Shareholders register a slate with the presiding board of the Annual General Meeting, with the name and identification of the candidates; or

(ii) a multiple vote process, whereby the candidates are nominated and elected individually, and their names are reg- istered with the presiding board of the General Meeting. Voting will take place by allocation to each share of the same number of votes as there are members of the Board of Directors to be elected, the shareholder being free to allocate the votes to a single candidate or to cast them in favor of several candidates.

Company shareholders representing a minimum of 5% (five percent) of capital may request, in writing, adoption of the multiple voting process, providing they do so at least 48 (forty-eight) hours in advance of the Annual General Meeting.

D. Fixing the aggregate compensation of the Company’s Officers

In accordance with Art. 10, item (f) of the Bylaws of CPFL Energia, the Meeting will fix the aggregate fees of the mem- bers of the Board of Directors and the Executive Board for the period May 2009 to April 2010.

Management’s proposal, previously examined by the Human Resources Management Committee, is for an overall amount of not more than R$3,462,968.00 (three million, four hundred and sixty-two thousand, nine hundred and sixty-eight Brazilian reais), to be allocated as follows: R$907,200.00 (nine hundred and seven thousand two hundred Brazilian reais) to cover the fees of the Board of Directors and R$2,555,768.00 (two million, five hundred and fifty-five thousand, seven hundred and sixty-eight Brazilian reais) for remuneration of the Executive Board, including all benefits and charges.

The members of the Board of Directors receive fixed monthly fees, irrespective of the number of meetings in which they participate during the month, and receive no additional remuneration for their participation in advisory Committees or Commissions ..

The Executive Officers of CPFL Energia also hold positions in the Management of the subsidiary companies.

The Executive Directors waive their fees when they participate in the Board of Directors and are remunerated in their positions of effective directors of CPFL Energia’s subsidiaries.

The total remuneration proposed by Management for all the companies in the CPFL group is R$ 17,514,072.00 (seven- teen million, five hundred and fourteen thousand and seventy-two Brazilian reais), including the fees of the Officers (comprising all members of the Board of Directors and the Executive Board) and also those of the Fiscal Council, in the companies in which these are installed.

The Company’s Board of Directors is advised by the Human Resources Management Committee in establishing the criteria for remuneration of the Executive Board, whose fees are in line with market values.

It is important to note that the variable remuneration of the Executive Board (equivalent to 41% of the total remu- neration received) is based on appraisal of the officers’ performance in relation to corporate and individual targets, established in accordance with the Company’s strategic plan and Generation of Value Metrics (GVA®).

Finally, we inform you that only the effective members of the Board of Directors receive remuneration. Deputy members do not receive fees, except when they substitute the effective member. Deputy members who take part in an ordinary meeting will receive an amount equivalent to fifty percent of the monthly remuneration, and if the effective member is temporarily unable to exercise his/her duties, the deputy member will receive the full monthly remuneration.

E. Election of the effective and deputy members of the Fiscal Council

The Fiscal Council of CPFL Energia is a permanent body and its main responsibilities are to supervise the acts of the Officers, examine and express an opinion on the Financial Statements and report their conclusions to the Company’s Shareholders, pursuant to Law nº 6,404/76.

In accordance with Art. 28 of the Company’s Bylaws, the Fiscal Council will comprise 3 (three) to 5 (five) effective members and the same number of deputy members, with a mandate of 1 (one) year.

The Company shall provide the Meeting with copies of the Curriculum Vitae of each member, as well as a declaration that they have not committed any crimes that might legally prevent them from exercising mercantileactivities (CVM Instruction no. 367/2002).

In addition to the term of investiture, the members of the Fiscal Council elected by the General Meeting must sign the following documents: a term of commitment, expressing their full and unqualified agreement with the Regulations of the Market Arbitration Chamber, in accordance with the provisions of the listing regulations of the BM&FBOVESPA New Market, a term of commitment to the Company’s policy for disclosure of relevant events, and a term of commitment to the securities trading policy.

In accordance with the exception applicable to foreign companies listed in the SEC, which is the regulatory body for issuing of marketable securities in the United States, the Company’s Fiscal Council performs the duties of Audit Com- mittee for the purposes of compliance with the rules of the Sarbannes-Oxley Act requirements of the Exchange Act Rule 10A-3(c) (3) that do not conflict with Brazilian legislation.

Accordingly, in addition to the duties foreseen in Law nº 6,404/76, the Fiscal Council will be responsible for exercising the following functions:

a) presenting recommendations to the Board of Directors as to the choice or substitution of the external auditors, and their remuneration;

b) supervising the external audit work and expressing an opinion on contracting of other services of the external auditors;

c) taking initiatives and steps to consider and investigate complaints on matters relating to the Financial Statements, internal controls and external audit;

d) mediating in any disputes or disagreements between Company Management and the independent auditors.

e) examining the reports of the internal audits, the independent auditors and the controller’s department and analyzing their recommendations and opinions;

f) discussing the result of the appraisal of internal controls system with the independent auditors, the internal auditors, the Executive Board, the Chief Financial Officer, and the Risk Management Officer, with a view to improvement, and ensuring that the recommendations made and approved by the Executive Board are implemented within the planned period; and

g) evaluating the efficiency of the Company’s internal controls and recommending changes, if necessary, to the entity level and process level controls, ensuring that Management has a means for prior identification, via a suitable informa- tion system,(a) the main risks to which the Company is exposed, (b) the likelihood that they will materialize, and (c) the plans/measures adopted by the Company.

F. Fixing the fees of the members of the Fiscal Council

The Annual General Meeting will fix the aggregate fees of each acting member of the Fiscal Council, in accordance with Art. 28, paragraph 2 of the Company’s Bylaws and Art. 162, paragraph 3 of Law nº 6,404/76, at an amount of not less than 10% (ten percent) of the average amount paid to the executive officers, excluding, for this purpose, benefits, representation dues and profit sharing.

Company Management advises that the remuneration of the members of the Fiscal Council is based on the minimum le- gal percentage mentioned above, and that only the effective members of the Fiscal Council are remunerated. In relation to the remuneration of deputy members, the same rules apply as for the Board of Directors.

II. Proposal for discussion at the Extraordinary General Meeting:

A. To amend the text of the main clause and items “a” and “b” of the sole paragraph of Art. 19 to adjust the structure of the Executive Board, and to consolidate the Company’s Bylaws

Pursuant to Art. 135 of Law nº 6,404/76, it is incumbent on the Shareholders in an Extraordinary General Meeting to decide on any amendments to the Bylaws.

Company Management presents to the Shareholders the proposal to approve an adjustment to the structure of the Executive Board, which consequently requires amendment of the Bylaws.

The current Executive Board of CPFL Energia, in accordance with Art. 19 of the Bylaws, is comprised of the Chief Execu- tive Officer and six Executive Officers, including a Chief Strategy and Regulation Officer.

Several changes in CPFL Energia´s business environment demand an adjustment of its Management structure, as well as new drivers that allow both the creation and the expansion of values in each of the Company’s Units.

As a result of these changes, the position of Administrative Executive Officer was created in 2008, and once again, it is necessary to review the structure of the Executive Board.

In accordance with the Company’s long-term strategy, and considering the trend towards consolidation of the electric energy distribution, generation and sales sectors, the intention is to allocate new responsibilities to the Executive Board, by creating the new position of Business Development Officer.

The intention is also to eliminate the current position of Strategy and Regulation Officer, integrating the responsibilities for corporate strategy, including regulatory and risk management, in the brief of the Chief Executive Officer (CEO).

The position of Regulation Officer will be maintained in the Executive Boards of the subsidiary companies subject to the electric energy sector regulations.

Management accordingly presents the proposal for adjustment of the Company’s Bylaws, specifically Chapter III –Execu- tive Board, as set forth below. The remaining statutory provisions will remain unchanged.

(i) Elimination of the position of Strategy and Regulation Officer and creation of the position of Business Development Officer

This involves amending the text of the main clause of Art. 19 to include the new title of one of the six Executive Officers.

Art. 19 – Main clause

Current text:
“ The Board of Executive Officers shall be composed of seven members, one of them to act as Chief Executive Officer, one as Chief Strategy and Regulation Executive Officer, one as Chief Financial Executive Officer, who shall also perform the duties of Executive Officer for Relations with Investors, one as Chief Power Management Executive Officer, one as Chief Power Distribution Executive Officer, one as Chief Executive Officer, and one Chief Administrative Officer.”

Proposed text:
“ The Executive Board shall comprise seven members, one Chief Executive Officer , one Chief Business Development Officer, one Chief Financial Officer, who shall also perform the duties of Investor Relations Officer, one Chief Power Management Officer, one Chief Power Distribution Officer, one Chief Power Generation Officer and one Chief Administrative Officer.”

(ii) Attribution of the responsibilities for development of corporate strategy and coordination of the regulatory management of the Company and the subsidiary companies to the Chief Executive Officer

It is proposed to change the text of clause“a”of the sole paragraph of Art. 19, relating to the duties of the Chief Executive Officer, to include responsibility for strategic development and management of business risks and regulatory matters.

Item “iii” of clause “a”will be rewritten, in order to eliminate the phrase “conduct the corporate administration and management”. Items “i”, “ii”, “iv”, “v”, “vi”, and “vii” will remain unchanged.

Art. 19 – Clause “a” of the Sole Paragraph

Current text:

“Sole Paragraph – The respective duties of the members of the Board of Executive Officers are:

a) Of the Chief Executive Officer, to conduct all the businesses and the general management of the Company and its controlled Companies and to perform the other duties that are assigned to him by these Bylaws, by the Board of Directors and further, as its exclusive duty, to:

(i) call and chair the meetings of the Board of Executive Officers;

(ii) grant leave to the members of the Board of Executive Offices and appoint their substitutes;

(iii) conduct the corporate administration and management, acting as supervisor and giving instruction to the other Executive Officers;

(iv) recommend to the Board of Directors the areas of each Executive Officer;

(v) make decisions of an urgent nature within the scope of duties of the Board of Executive Officers, ad referendum of the latter;

(vi) represent the Company in the shareholders meetings and/or quota holders meetings of the Company and companies where the Company holds an interest, or appoint an Executive Officer or attorney-in-fact to do so;

(vii) receive service of process and represent the Company in court or outside it, or appoint and Executive Officer to do so;”

Proposed text:

“Sole Paragraph – The respective duties of the members of the Board of Executive Officers are:

a) of the Chief Executive Officer, to conduct all the business and general management of the Company and its subsidiaries, to promote the development and implementation of corporate strategy, including risk management and regulatory management, to perform the other duties assigned to him by these Bylaws, by the Board of Directors and further, as his exclusive duty, to:

(...)

(iii) coordinate and direct the work of the other Executive Officers;

(...)

(iii) define the duties of the Chief Business Development Officer, namely: to assess the potential and plan the development of new business, as well as related or complementary activities in the electric energy distribution, generation and commercialization areas.

Clause “b”of the sole paragraph of Art. 19 currently defines the duties of the Chief Strategy and Regulation Executive.

As Management proposes to eliminate this position and create the position of Chief Business Development Officer, clause “b” will now regulate the duties of this new position.

The objective of the proposal, in line with the CPFL Energia group’s growth strategy, is to add to the responsibilities of the Executive Board, focusing on the development of new business in the electric energy generation, distribution and commercialization areas.

Art. 19 – Clause “b” of the Sole Paragraph

Current text:

“b) Of the Chief Strategy and Regulation Executive Officer, to conduct and lead the corporate strategy development of the Company and its controlled companies, coordinating the corporate planning and regulating the management processes, including the follow-up of the updates in the electric industry regulations; and to assess the potential as well as to plan the development of new businesses of electricity generation and distribution and related or complementary activities;”

Proposed text:

“b) Of the Chief Business Development Officer, to direct and lead assessment of the potential and development of new business in the electric energy distribution, generation and commercialization areas, and related or complementary activities;”

Finally, in view of the adjustments to the text of Art. 19 of the Company’s Bylaws (main clause, sole paragraph, clauses “a” and “b”), Management proposes that they should be consolidated, so that the proposed adjustments to be decided on by the Meeting are included in a single document.

STANDARD POWER OF ATTORNEY

POWER OF ATTORNEY

By means of this power of attorney,

[SHAREHOLDER],[NATIONALITY],[MARITAL STATUS],[PROFESSION], bearer of identity document RG nº [•], enrolled in the Individual Taxpayers Register CPF/MF under nº [•], resident and domiciled in the city of [•], State of [•], at Rua [•], [NUMBER], [ ADDITIONAL DETAILS], [ZIP CODE] (“ Principal ”),

or

[SHAREHOLDER], enrolled in the Corporate Taxpayers Register - CNPJ/MF under nº [•], with headquarters in the city of[•], State of[•], at Rua [•], [NUMBER], [ADDITIONAL DETAILS], [ZIP CODE], herein represented by its legal representative (“Principal”),

Appoints and retains as their Attorney-in-fact Mr. [NAME], [NATIONALITY], [MARITAL STATUS], [PROFESSION], bearer of identity document - RG nº[•], enrolled in the Individual Taxpayers Register CPF/MF under nº[•], resident and domiciled in the city of •], State of[•], at Rua[•], [NUMBER], [ADDITIONAL DETAILS], [ZIP CODE)] (“Attorney-in-fact”),

To represent them, as a shareholder of CPFL ENERGIA S.A. (“Company”), in the Annual General Meeting and Extraordinary General Meeting of the Company, to be held at the first call on April 23, 2009, at 10 a.m., and, if necessary, at the second call at a date to be advised in due course, at the Company's head office, located at Rua Gomes de Carvalho, nº. 1510, 14th floor, suite 1402, in the city of São Paulo, State of São Paulo, being authorized to examine, discuss, present justification and vote in the name of the Principal, in accordance with the instructions established below, on the matters on the Agenda.

For the purposes of granting this power of attorney, the Attorney-in-fact has limited powers to appear at the meetings and proffer the vote in accordance with the voting instructions, not being entitled or obliged to take any measures other than those required to comply with this power of attorney. The Attorney-in-fact is authorized to abstain from any decision or matter on which he has not received, at his discretion, sufficiently specific voting instructions.

Agenda:
I. Annual General Meeting:
a. To receive Management’s accounts, examine, discuss and vote on the Company’s Financial Statements, the Report of the Independent Auditors and the Report of the Fiscal Council for the year ended 12/31/2008

In favor ( )	Against ( )	Abstention ( )
Justification of vote:
b. To approve the proposal for appropriation of the net income for fiscal year 2008 and the dividend distribution
In favor ( )	Against ( )	Abstention ( )
Justification of vote:

c. To elect the effective and deputy members of the Board of Directors
In favor ( )	Against ( )	Abstention ( )
Justification of vote:
d. To Fix the aggregate compensation of the Board of Directors and the Executive Board
In favor ( )	Against ( )	Abstention ( )
Justification of vote:
e. To elect the effective and deputy members of the Fiscal Council
In favor ( )	Against ( )	Abstention ( )
Justification of vote:
f. To establish the fees of the members of the Fiscal Council
In favor ( )	Against ( )	Abstention ( )
Justification of vote:
I. Extraordinary General Meeting:
a. To amend the text of the main clause and items “a” and “b” of the sole paragraph of Art. 19 and consolidate the Company's Bylaws, to reflect the following changes to the structure of the Executive Board: (i) Elimination of the position of Strategy and Regulation Officer and creation of the position of Business Development Officer

In favor ( )	Against ( )	Abstention ( )
Justification of vote:
(ii) Attribution of the responsibilities for development of corporate strategy and coordination of the regulatory management of the Company and the subsidiary companies to the Chief Executive Officer
In favor ( )	Against ( )	Abstention ( )
Justification of vote:
(iii) definition of the duties of the Chief Business Development Officer, namely: to assess the potential and plan the development of new business, as well as related or complementary activities in the electric energy distribution, generation and commercialization areas.

In favor ( )	Against ( )	Abstention ( )
Justification of vote:
The term of validity of this power of attorney is 1 (one) month, as from this date.

São Paulo, April [•], 2009

     Principal
p/p: [•](certified signature)
Position:[•]

CPFL ENERGIA S.A.

BYLAWS

CHAPTER I

NAME, OBJECT, REGISTERED OFFICE AND DURATION

Article 1 - CPFL ENERGIA S.A. shall be governed by these Bylaws and the applicable legislation.

Article 2 - The Company has as its Corporate Object to:

(a) foster enterprises in the electricity generation, distribution, transmission and sale industry and related activities;

(b) provide services in electricity, telecommunications and data transmission transactions, as well as provide technical, operating, administrative and financial support services, especially to affiliated or subsidiary companies; and

(c) hold interest in the capital of other companies engaged in activities similar to the ones performed by the Company, especially companies having as object fostering, building, setting up and commercially operating projects for the electricity generation, distribution, transmission and sale and related services.

Article 3 - The Company, with its registered office and jurisdiction in the city of São Paulo, State of São Paulo, may open and close down branches, agencies, offices or representations in any places of the national territory or abroad, by resolution of the Board of Directors.

Article 4 - The duration term of the Company is undetermined.

CHAPTER II

CAPITAL STOCK, SHARES AND SHAREHOLDERS

Article 5 - The subscribed and paid in capital is of four billion, seven hundred and fourty-one million, one hundred and seventy-five thousand, two hundred and fourty-one reais and eighty-two centavos (R$ 4,741,175,241.82) divided into four hundred and seventy-nine million, nine hundred and ten thousand, nine hundred and thirty-eight (479,910,938) common, book-entry shares with no par value.

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Paragraph 1 - The capital stock may be increased, pursuant to Article 168 of Law No. 6,404/76, by issuing up to five hundred million (500,000,000) common shares.

Paragraph 2 - Up to the limit of the authorized capital, shares, debentures convertible into shares or subscription bonuses may be issued upon resolution of the Board of Directors, irrespective of amendment to the Bylaws. The term for the exercise of preemptive rights in the context of capital increases by means of private subscriptions shall not be shorter than thirty (30) days. The Company may issue shares, debentures convertible into shares or subscription bonuses to be sold in stock exchanges or by means of public subscriptions or in exchange for shares in the context of tender offers aimed at acquiring control with or without the exercise of preemptive rights or with a reduced term for the exercise of preemptive rights, subject to the approval of the Board of Directors, pursuant to the provisions of Article 172 of Law 6,404/76. In the context of issuances of shares, debentures convertible into shares or subscription bonuses for public or private subscription, the Executive Board, by notice published in the press, shall inform the shareholders of the resolution of the Board of Directors to increase the capital stock, informing all the characteristics and conditions of the issue as well as the term for the exercise of the preemptive right, if any.

Paragraph 3 - The Board of Directors shall set the price and the number of shares to be subscribed, as well as the time limit and conditions to subscribe and pay up, except for the payment in property, which shall depend on the approval by the Shareholders Meeting, in accordance with the Law.

Paragraph 4 - The shares shall be paid in at sight.

Paragraph 5 - The shareholder who fails to pay in the subscribed shares, in the form of subscription bulletin or of call, shall be declared, for all legal purposes, in default and shall pay the Company interest at one per cent (1%) per month or fraction thereof, from the first (1st) day as of the failure to perform the obligation, adjusted for inflation as allowed by law added by a fine equivalent to ten per cent (10%) of the amount in arrears and not paid up.

Paragraph 6 - By resolution of the Board of Directors, the Company may acquire shares issued by it for purposes of cancellation or to be kept as treasury shares, determine that they will be sold or placed again on the market, with due regard to the rules issued by the Brazilian Securities and Exchange Commission (Comissão de Valores Mobiliários – CVM) and other applicable legal provisions.

Paragraph 7 - The shares are indivisible as to the Company and each share shall entitle to one (01) vote in the Shareholders Meetings.

Paragraph 8 - The Company, by resolution of the Board of Directors, shall retain book-entry shares services with a financial institution authorized by the CVM to provide such services, and the shareholders may be charged for the cost of the service of transferring the ownership of book entry shares pursuant to the provisions of Paragraph 3 of Article 35 of Law 6,404/76, according to the terms to be defined in the Custody Agreement.

Article 6 - Within the limit of the authorized capital, the Company may grant share purchase options to its managers and employees, or individuals providing services to the Company or to companies controlled by the Company, without the right of first refusal to the shareholders, based on plans approved by the Shareholders Meeting.

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Article 7 - The Company may issue debentures, convertible into shares or not, which shall entitle their holders to credit rights against it, in the conditions that, by recommendation of the Board of Directors, are approved by the Shareholders Meeting. The rule of Paragraph 2, Article 5, in fine, shall apply to the issue of debentures convertible into shares.

Sole Paragraph - Pursuant to provision in Paragraph 1, Article 59, of Law No. 6,404/76, the Board of Directors may resolve on the issue of simple debentures, not convertible into shares and without security interest.

Article 8 - It is prohibited to the Company to issue preferred shares or beneficiary parts.

CHAPTER III

     THE BODIES OF THE COMPANY

Article 9 - The bodies of the Company are:

I - the Shareholders Meeting;

II - the Board of Directors;

III - the Executive Board;

IV - the Fiscal Council.

SECTION I

The Shareholders Meeting

Article 10 - The Shareholders Meeting shall meet ordinarily by April 30 of each year, pursuant to the law, in order to:

a) take the management accounts referring to the last fiscal year;

b) examine, discuss and vote the financial statements, accompanied by the opinion of the Fiscal Council;

c) resolve on the allotment of the net profit of the fiscal year and distribution of dividends;

d) elect the effective and deputy members of the Fiscal Council;

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e) elect the effective and deputy members of the Board of Directors; and

f) set the global fees of the members of the Board of Directors and of the Executive Board, as well as the fees of the Fiscal Council.

Article 11 - The Shareholders Meeting shall meet extraordinarily whenever called by the Board of Directors, by the Fiscal Council, or by shareholders, in accordance with the Law.

Sole Paragraph - In addition to the matters under its responsibilities provided in the law and in these Bylaws, the Extraordinary Shareholders Meeting shall approve: a) the cancellation of the registration as a Publicly-Held Company with the CVM; b) the withdrawal from the New Market (“New Market”) of the São Paulo Stock Exchange (Bolsa de Valores de São Paulo - Bovespa); c) the election of a specialized company responsible for determining the economic value of the Company for the purposes of the public offering provided in Chapters VII and VIII of these Bylaws, from a list with three companies named by the Board of Directors; d) plans for the granting of share purchase options to members of management and employees of the Company and companies directly or indirectly controlled by the Company without the exercise of preemptive rights by the shareholders.

Article 12 - The Shareholders Meeting shall be chaired by the Chairman of the Board of Directors, or in its absence, by his Deputy, or in the absence of the Deputy Chairman, by any other member of the Board of Directors. The Chairman shall elect the Secretary.

Sole Paragraph - The Chairman or the presiding officers of the Meeting, as the case may be, shall observe and make sure the provisions of the shareholders agreement are fulfilled and shall not compute a vote that infringes its dispositions.

Article 13 - The shareholders may be represented in the Shareholders Meetings by a proxy, constituted pursuant to Paragraph 1, art. 126, of Law No. 6,404/76, provided that the proxy document has been deposited at the registered office no later than twenty-four (24) hours from the time scheduled to hold the Shareholders Meeting.

SECTION II

The Board of Directors

Article 14 - The Board of Directors shall be composed of at least seven (7) and not more than nine (9) members, elected by the Shareholders Meeting, of whom a minimum of twenty per cent (20%) shall be Independent Board Members.

Paragraph 1 - If in the observance of the percentage referred to in the caption hereof, the number of Directors results in a fraction, the number will be rounded to the nearest whole number: (i) immediately superior, if the fraction is equal to or higher than five decimals (0.5); or (ii) immediately inferior, if the fraction is inferior than five decimals (0.5) .

Paragraph 2 - For the purposes of this Article, “Independent Board Member” means a member of the Board of Directors who: (i) has no ties to the Company, except for owning an equity share of its capital stock; (ii) is not a controlling shareholder, the controlling shareholder’s spouse or a relative to the second degree, is not or has not been linked in the last 3 (three) years to a company or entity with ties to the controlling shareholder (this restriction does not apply to people linked to governmental institutions of education and research); (iii) has not been a senior manager of the Company or employed by or worked for the Company, the controlling shareholder or any other company controlled by the Company; (iv) is not a direct or indirect supplier or purchaser of the Company’s services or products or both, to a degree that results in loss of independency; (v) is not an employee or manager of a company or entity that supplies services or products or both to, or buys these from, the Company; (vi) is not a spouse or a relative to the second degree of any Senior Manager of the Company; and (vii) does not receive any compensation from the Company except for that related to its activities as member of the Board of Directors (this restriction does not apply to cash from equity interests in the capital stock).

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Paragraph 3 - The Board of Directors shall have a Chairman and a Deputy Chairman, elected by its members in the first meeting that takes place after the election of the members of the Board of Directors.

Paragraph 4 - The Shareholders Meeting may elect deputy members for the Board of Directors who will substitute the respective effective member(s) of the Board of Directors in his(their) absence(s) or occasional impediment(s), being observed the dispositions set out in Article 17 Paragraph 1 of these Bylaws.

Article 15 - The members of the Board of Directors shall have a unified term of office of one (1) year, reelection admitted.

Sole Paragraph - Upon termination of the term of office, the members of the Board of Directors shall remain in their positions until their successors take office.

Article 16 - The members of the Board of Directors shall be vested in their respective offices upon signing the proper term, drawn up in the book of minutes of the Board of Directors, as well as the statement of consent referred to at the Bovespa’s New Market Agreement executed by the Company, by means of which they commit to comply with the rules set forth therein at the time the Company adheres to the New Market.

Sole Paragraph - The members of the Board of Directors who represent the controlling shareholders shall also sign a term of commitment to the provisions of the Shareholders Agreement, by means of which they state that they are fully aware of its contents.

Article 17 - In the event of any vacancy in the Board of Directors, it shall be taken pursuant to the Law, with due regard to provisions of the Shareholders Agreements filed at the registered office.

Paragraph 1 - In his absence or temporary impediments, the Chairman of the Board of Directors shall be substituted in its functions, by the Deputy Chairman or, in the absence of his Deputy, by another Member of the Board of Directors that he may indicate and, if there is no such indication, as elected by the majority of members of the Board of Directors.

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Paragraph 2 - In the event the position of Chairman of the Board of Directors is vacant, the Deputy Chairman shall take the position until the Board of Directors appoints the new Chairman, who shall perform his duties for the remaining term.

Article 18 - The duties of the Board of Directors are to:

a) elect the Chief Executive Officer and the other Executive Officers, and it may remove them at any time, setting the monthly individual remuneration, with due regard to the global amount established by the Shareholders Meeting;

b) set the general business guidelines of the Company, previously approving its business policies, projects, annual budgets and five-year business plan, as well as their annual revisions;

c) supervise the management of the Executive Officers, examining at any time the minutes, books and documents of the Company, requesting through the Chairman, information about contracts executed, or about to be executed, and any other acts;

d) call the Shareholders Meeting, whenever it deems convenient, or in the cases the call is determined by law or by these Bylaws;

e) express its opinion on the Management’s Report, the accounts of the Executive Board and the financial statements, define the dividend policy and recommend to the Shareholders Meeting the allotment of the net profit of each fiscal year;

f) approve the retaining of depositary institutions for the rendering of book entry shares services;

g) resolve on the capital increase and the issue price of the Company’s shares and subscription bonuses, in accordance with the provisions in these Bylaws;

h) resolve on the conditions and opportunity to issue the debentures contemplated in items VI to VIII, Article 59, of Law No. 6,404/76, as provided in Paragraph 1 of the same Article;

i) resolve on the conditions to issue promissory notes for public distribution according to the terms of the legislation in force;

j) resolve on the election and/or removal of the independent auditors of the Company;

k) resolve on the taking of loans or debt assumption resulting in the Company’s indebtedness beyond the limits provided in the annual budget or five-year plan;

l) select three entities qualified to determine the economic value of the Company for the purposes of the tender offers contemplated by Chapters VII and VIII of these Bylaws;

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m) resolve on the acquisition, of any fixed assets in an amount equal to or higher than twenty million reais (R$ 20,000,000.00), and on the disposal or lien of any fixed assets in an amount equal to or higher than two million reais (R$ 2,000,000.00);

n) authorize the acquisition of shares issued by the Company for cancellation purposes or to be kept as treasury shares;

o) authorize the prior and express execution of agreements by the Company with shareholders or persons controlled by them or affiliated or associated companies, directly or indirectly, in an amount higher than five million reais (R$ 5,000,000.00);

p) previously and expressly approve the execution of contracts of any nature in a global amount higher than twenty million reais (R$ 20,000,000.00), even if concerning expenses provided in the annual budged or in the five-year business plan;

q) express its opinion on the matters that the Executive Board submits to its resolution or to be submitted to the Shareholders Meeting;

r) resolve on the incorporation and winding up of subsidiary companies and on the acquisition or disposal of interest in other companies;

s) resolve on any change in the Company’s human resources policy that may have a substantial impact on the costs;

t) call for examination, at any time, any matter in connection with the Company’s business, even if not comprised in the listing of this Article, and hand down a decision for mandatory performance by the Executive Board;

u) establish any type of guarantee not involving fixed assets by the Company and its Subsidiaries, in business concerning its interests and activities, in an amount equal to or higher than twenty million reais (R$ 20,000,000.00), and establish any type of guarantee involving fixed assets by the Company and its Subsidiaries, in business concerning its interests and activities, in an amount equal to or higher than two million reais (R$ 2,000,000.00);

v) declare dividends to the profit account as calculated in the semi-annual balances or balances prepared for shorter periods, to the account of accumulated profits or of profit reserves pursuant to the legislation in force, as well as declare interest on own capital;

w) resolve on the establishment of Committees to advise it on the resolution of specific matters within the scope of its duties;

x) approve the internal regulation of the Board of Directors and Committees to be established;

y) approve and submit to the Shareholders Meeting a plan for the granting of share purchase options to members of management and employees of the Company and companies directly or indirectly controlled by the Company;

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z) previously approve any amendment to a concession contract executed by the Company or any directly or indirectly controlled company, or associated companies;

aa) approve the Company’s annual calendar of events, in accordance with the Regulation of the Bovespa’s New Market;

ab) exercise the other powers conferred upon it by the law or by these Bylaws; and

ac) resolve on any silent cases in these Bylaws and perform other duties that the law, or these Bylaws do not assign to another body of the Company.

Paragraph 1 - The meetings of the Board of Directors shall be held at least once a month, they may however be held more frequently if the Chairman of Board of Directors so requests, by his own initiative or at the request of any of its member, validly resolving with the presence of the majority of the board members (with the mandatory presence among them of the Chairman or Deputy Chairman) and by the vote of the majority of those in attendance. Board members may participate in meetings of the Board of Directors by conference call or video conference.

Paragraph 2 - The meetings of Board of Directors shall be called at least nine (9) days in advance by call sent by the Chairman of the Board of Directors, indicating the agenda and accompanied by the supporting documents that may be necessary.

Paragraph 3 - In the event of evident urgency, the meetings of the Board of Directors may be called with notice shorter than as provided in Paragraph 2 above.

Paragraph 4 - In the event of a tie, the Chairman of the Board of Directors and, in his absence, the Deputy Chairman shall have, in addition to the regular vote, the casting vote.

Paragraph 5 - The meetings of the Board of Directors may be held irrespective of call with the presence of all its members.

Paragraph 6 - In the event there is no quorum on first call, the Chairman shall call a new meeting of the Board of Directors, which may be instated on second call – to be made at least seven (7) days in advance –, with the presence of any number of members. The matter that is not included in the agenda of the original meeting of the Board of Directors may not be discussed on the second call, except with the presence of all the members of the Board of Directors and with their express agreement with the new agenda.

Paragraph 7 - Board member may vote, by means of delegation in favor of any of the Board members, anticipated vote in writing, and by facsimile or electronic data transmission, or any other means of communication, and those who vote through any of these means shall be computed as present at the Board Meeting.

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SECTION III

The Executive Board

Article 19 - The Executive Board shall comprise seven members, one Chief Executive Officer , one Chief Business Development Officer, one Chief Financial Officer, who shall also perform the duties of Investor Relations Officer, one Chief Power Management Officer, one Chief Power Distribution Officer, one Chief Power Generation Officer and one Chief Administrative Officer.

Sole Paragraph - The respective duties of the members of the Executive Board are:

a) of the Chief Executive Officer, to conduct all the business and general management of the Company and its subsidiaries, to promote the development and implementation of corporate strategy, including risk management and regulatory management, to perform the other duties assigned to him by these Bylaws, by the Board of Directors and further, as his exclusive duty, to:

(i) call and chair the meetings of the Executive Board;

(ii) grant leave to the members of the Executive Board and appoint their substitutes;

(iii) coordinate and direct the work of the other Executive Officers;

(iv) recommend to the Board of Directors the areas of each Executive Officer;

(v) make decisions of an urgent nature within the scope of duties of the Executive Board, ad referendum of the latter;

(vi) represent the Company in the shareholders meetings and/or quotaholders meetings of the Company and companies where the Company holds an interest, or appoint an Executive Officer or attorney-in-fact to do so;

(vii) receive service of process and represent the Company in court or outside it, or appoint an Executive Officer to do so;

b) Of the Chief Business Development Officer, to direct and lead assessment of the potential and development of new business in the electric energy distribution, generation and commercialization areas, and related or complementary activities;

c) Of the Chief Financial Officer, to conduct and lead the administration and management of the financial activities of the Company and its controlled companies, including the investment analysis and definition of risk limits, recommending and undertaking loan and financing operations, treasury operations, financial and tax planning and control, and the management of activities pertaining to the Company’s Accounting and that of its controlled companies, also with the duty to act as representative of the Company and its controlled companies in the investor relations and the capital market;

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d) Of the Chief Power Management Officer, to conduct the Company and its controlled companies power sale operations, planning and carrying out the power purchase and sale operations, with due regard to the adequate risk management; planning and executing commercial services as well as to develop and offer aggregated value services to major customers;

e) Of the Chief Power Distribution Officer, to conduct the electric power distribution business, approve the drafting and accomplishment of technical and business policies and procedures to serve consumers, to be in charge of the planning, operation and maintenance of the electric system, the engineering and asset management of the Company and its controlled companies, with due regard to the adequate standards of business profitability and quality as defined by the Granting Authority; also with the duty to recommend and manage the investments in connection with the power distribution business of the Company and its controlled companies;

f) Of the Chief Power Generation Officer, to conduct the electricity generation business, answering for the operations of the affiliated and subsidiary companies engaged in this area; to recommend, examine, evaluate, plan and implement new projects and investments in electricity generation that are in line with the strategic planning of the Company and its controlled companies; and

g) Of the Chief Administrative Officer, to direct and lead the information technology, procurement supplies, infrastructure and administrative logistics activities of the company and its subsidiaries; to direct the organizational management processes and systems and propose and/or divulge the internal rules; he is also responsible for proposing, examining, assessing, planning and implementing new projects and investments pertinent to these activities, in line with the strategic planning of the company and its subsidiaries.

Article 20 - The term of office of the members of the Executive Board shall be of two (2) years, reelection admitted.

Sole Paragraph - Once the term of office expires, the members of the Executive Board shall remain in their offices until their successors take office.

Article 21 - The members of the Executive Board shall be vested in their respective offices by signing the proper term, drawn up in the book of the meetings of Executive Board, as well as the statement of consent referred to at the Bovespa’s New Market Agreement executed by the Company, by means of which they commit to comply with the rules set forth therein in respect of the adhesion of the Company to the New Market.

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Sole Paragraph - The members of the Executive Board will also sign a term of commitment to the provisions of the Shareholders’ Agreement, by means of which they state that they are fully aware of its contents.

Article 22 - In the event of vacancy of any of the Executive Officer positions, the Chief Executive Officer shall appoint, among the other Executive Officers, the one to accumulate the duties of the vacant position until the substitute is elected by the Board of Directors. In the event of vacancy of the position of Chief Executive Officer, the Chairman of the Board of Directors – or, in case of his impediment, the Chief Financial Officer, shall perform his duties until the substitute is elected.

Paragraph 1 - The Chief Executive Officer, during his temporary impediments shall be substituted by another Executive Officer to be appointed by the Board of Directors.

Paragraph 2 - In the event of absence or temporary impediment, the other Executive Officers shall be substituted by another Executive Officer of the Company, appointed by the Chief Executive Officer.

Article 23 - The duties of the Executive Board are to:

I - Perform all acts necessary to the regular operation of the Company;

II - Submit to the Board of Directors the Company Policies and Strategies;

III - Submit to the Board of Directors any proposal for a capital increase or amendment to the Bylaws;

IV - Recommend to the Board of Directors (i) the acquisition of any fixed assets in an amount equal to or higher than twenty million reais (R$ 20,000,000.00) and the disposal or lien of any fixed assets in an amount equal to or higher than two million reais (R$ 2,000,000.00); (ii) the establishment of any type of guarantee not involving fixed assets in an amount equal to or higher than twenty million reais (20,000,000.00) and the establishment of any type of guarantee involving fixed assets in an amount equal to or higher than two million reais (R$ 2,000,000.00) by the company and its subsidiaries, in business concerning its interests and activities, and (iii) the execution of agreements by the Company with shareholders or persons controlled by them or affiliated or associated companies, directly or indirectly, in an amount higher than five million reais (R$ 5,000,000.00);

V - Submit to the Board of Directors an annual calendar, informing the scheduled corporate events and containing at least the information set out in the Bovespa’s New Market Regulation;

VI - Submit to the Board of Directors the five-year plan, as well as its annual revisions and the annual budget.

Article 24 - The Executive Board shall meet upon call of the Chief Executive Officer, with the majority of its members.

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Sole Paragraph - The decision of the Executive Board shall be made by the majority of the votes of the members in attendance and the Chief Executive Officer shall have the casting vote in case of a tie.

Article 25 - All the acts, agreements or documents that imply liability to the Company, or release third parties from liability or obligations to the Company, under the penalty of not being effective against it, shall be signed (i) by two (2) Executive Officers; (ii) by one sole Executive Officer, provided that previously authorized by the Board of Directors; (iii) by one Executive Officer jointly with an attorney-in-fact or (iv) by two attorneys-in-fact.

Paragraph 1 - The powers of attorney granted by the Company shall (i) be signed by two (2) Executive Officers, one of them being the Chief Executive Officer; (ii) expressly specify the powers granted; and (iii) state a validity term limited to a maximum of one (1) year, not allowed its substitution, with the exception of the “ad judicia” powers of attorney, which may be granted for an undetermined period of time.

Paragraph 2 - With due regard to provisions herein, the Company may be represented by one sole Executive Officer or attorney-in-fact (i) to perform merely administrative routine acts, including before public agencies in general, quasi-governmental agencies, state-owned companies, joint private and public stock companies, Boards of Trade, Labor Courts, the INSS, FGTS and its collecting banks, (ii) at the concessionaires or permissionaires of public utility services, in acts that do not imply the assumption of obligations or the release of third party obligations, (iii) to protect its rights in administrative proceedings or any other proceedings, and to perform tax, labor or social security obligations, (iv) to endorse negotiable instruments for purposes of collection or deposit in bank accounts held by the Company and (v) and to receive summons, service of process, notifications or writs, or further to represent the Company in Court.

Paragraph 3 - It is prohibited to the Executive Officers and attorneys-in-fact to perform any acts alien to the corporate object, as well as to give guarantees and/or undertake obligations to the benefit or in favor of third parties without prior and express consent of the Board of Directors, the acts performed in violation of provision herein being without effect as to the Company.

Article 26 - It is the duty of any member of the Executive Board, in addition to the exercise of the powers and duties assigned by these Bylaws, to perform other functions that may be determined by the Board of Directors.

Article 27 - The Chief Executive Officer may remove any member of the Executive Board, and shall inform his decision and the reasons supporting it and the removal shall be formalized in the subsequent meeting of the Board of Directors. The duties of the removed Executive Officer, until the appointment of the substitute, shall be performed by the Executive Officer assigned by the Chief Executive Officer.

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SECTION IV

The Fiscal Council

Article 28 - The Fiscal Council, with due regard to legal provisions, shall be composed of three (3) to five (5) effective members and an equal number of deputies, with a term of office effective until the Ordinary Shareholders Meeting subsequent to their election, reelection allowed.

Paragraph 1 - The members of the Fiscal Council shall be vested in their respective offices upon signing the proper term, drawn up in the book of the minutes of the meetings of the Fiscal Council, as well as the statement of consent referred to at the Bovespa’s New Market Agreement executed by the Company, by means of which they shall commit to comply with the rules set out therein upon the adhesion of the Company to the New Market.

Paragraph 2 - The fees of the Fiscal Council members shall be set by the Ordinary Shareholders Meeting.

Paragraph 3 - The duties of the Fiscal Council are the ones set in the law and it shall function permanently.

CHAPTER IV

THE FISCAL YEAR

Article 29 - The fiscal year shall end on December 31 of each year when the corresponding financial statements shall be prepared, noting that quarterly financial statements shall also be prepared, except in the last quarter of each year. All the financial statements shall include the statement of the Company’s cash flow, which shall state, at least, the changes occurring in the cash balance and cash equivalents, broken down in operation, financing and investment flows. The financial statements of the fiscal year, after opinion of the Board of Directors and Fiscal Council, shall be submitted to the Ordinary Shareholders Meeting, together with a proposal for the allotment of the fiscal year result.

Paragraph 1 - The financial statements of the Company shall further be prepared in accordance with the international US GAAP or IAS GAAP standards, in reais or US dollars, and shall be disclosed in full, in the English language, together with the management report and explanatory notes.

Paragraph 2 - The Company and its management members, at least once a year, shall hold a public meeting with analysts and any interested parties, to disclose information in respect of its respective economic-financial situation, projects and perspectives.

Paragraph 3 - The net profit of the fiscal year shall be mandatory allotted as follows:

a) five per cent (5%) to form the legal reserve, until it reaches twenty per cent (20%) of the subscribed capital stock;

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b) payment of mandatory dividend, with due regard to provision in Article 31 hereof;

c) the remaining profit, except as otherwise resolved by the Shareholders Meeting, shall be allotted to form the working capital reinforcement reserve, the total of which shall not exceed the amount of the subscribed capital stock.

Article 30 - The Company shall distribute as dividend, in every fiscal year, a minimum of twenty-five per cent (25%) of the net profit of the fiscal year, adjusted according to the terms of Article 202 of Law No. 6,404/76.

Article 31 - By resolution of the Board of Directors, the mandatory dividend may be paid in advance, in the course of the fiscal year and until the Ordinary Shareholders Meeting that resolves on the respective amount; the amount of the advanced dividend shall be offset against the mandatory dividend of the fiscal year. The Ordinary Shareholders Meeting shall resolve on the payment of the existing mandatory dividend balance, as well as on the reversal to that reserve of the amount paid in advance.

Article 32 - The Company shall prepare the semiannual balance on June 30 of each year and may, by resolution of the Board of Directors, prepare the balances for shorter periods.

Paragraph 1 - The Board of Directors may declare intermediary dividends, to the account of profits calculated in the semiannual balance and, with due regard to legal provisions, to the account of profits calculated in the balance for a shorter period than six months, or to the account of accumulated profits or profit reserves existing in the last balance sheet or semiannual balance.

Paragraph 2 - The Board of Directors may declare interest over the own capital, pursuant to Paragraph 7, Article 9, of Law No. 9,249/95 and allot them to the payment of the minimum mandatory dividend.

Article 33 - The dividends, except as otherwise resolved by the Shareholders Meeting, shall be paid no later than sixty (60) days from the date of the resolution on their distribution and, in any case, within the fiscal year.

Article 34 - In the fiscal years when the minimum mandatory dividend is paid, the Shareholders Meeting may allot to the Board of Directors and to the Executive Board a profit sharing, with due regard to the limits of Paragraph 1, Article 152, of Law No. 6,404/76, and the Board of Directors shall define the respective distribution.

Article 35 - The dividends that are declared shall neither accrue interest nor be adjusted for inflation and, if they are not claimed within three (3) years from the date the respective payment starts, they shall be time barred in favor of the Company.

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CHAPTER V

WINDING UP

Article 36 - The Company shall be winded up in the events provided in the law, and the Board of Directors shall resolve on how the liquidation will take place and appoint the liquidator.

CHAPTER VI

DISPOSAL OF CONTROL

Article 37 - The disposal of the Company’s control, directly or indirectly, whether it is done in a single transaction or in a series of transactions, must be done on the suspended or resolving condition that the buyer undertakes to make a public tender offer to acquire all shares held by the other shareholders in the Company. This public tender offer must comply with the law and with New Market Listing Regulation and the other shareholders must be given the same treatment as the selling controlling shareholder.

Sole Paragraph - The Public Offering referred to in the caption hereof shall be further required in the event of assignment against payment of preemptive rights in the subscription of shares and other instruments or rights in connection with the securities convertible into shares, which comes to result in the disposal of the Company’s control and in the event of disposal of the control of a company holding control of the Company, in which case the controlling shareholder making the disposal shall be obliged to declare to the Bovespa the amount allotted to the Company in such disposal and to attach the documents evidencing such amount.

Article 38 - The public offering contemplated in the caption of Article 37 shall also apply in the event the acquirer of the control is anyone who already owns the Company’s shares and acquires the Company’s control through a private share purchase agreement with the Controlling Shareholder, regardless of the number of shares involved. In this case, the acquirer shall reimburse the shareholders from whom it purchased shares on stock exchange in the six (6) months prior to the date of the disposal of control and pay them the difference between the price paid to the controlling shareholder disposing of the shares and the amount paid on the stock exchange, as duly adjusted for inflation.

Sole Paragraph - The controlling shareholder, on the occasion of any disposal of the Company’s control, shall not transfer the title to his shares while the purchaser has not executed the statement of consent from controlling shareholders referred to at the Bovespa’s New Market Agreement executed by the Company, by means of which they shall commit to comply with the rules set forth therein. Likewise, the Company’s management members shall not register any transfer of shares to the purchaser while such term is not signed. Additionally, the Company will not register any transfer of shares to the buyer or to whoever holds its control, until the latter signs the statement of consent from controlling shareholders referred to at the Bovespa’s New Market Agreement. Likewise, the Company must not file any shareholders’ agreements that provide for the exercise of control until the parties to the agreement have signed a statement of consent from controlling shareholders.

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CHAPTER VII

CANCELLATION OF REGISTRATION AS PUBLICLY-HELD COMPANY

Article 39 - Without prejudice to legal and regulation provisions, the cancellation of the Company’s registration as a publicly-held company with the CVM shall be preceded by a public offering for the acquisition of shares and shall have as minimum price, mandatory, the value of the Company and of its shares that comes to be determined in the appraisal report by a specialized company using the Economic Value of the shares as the criterion to calculate the fair price of the outstanding shares of the Company, pursuant to Paragraph 4, Article 4, of Law No. 6,404/76, by using an acknowledged methodology or based on another criterion that comes to be defined by the CVM.

Paragraph 1 - With due regard to the other terms of the New Market Listing Regulation of the Bovespa, these Bylaws and the legislation in force, the public offering for the cancellation of registration may also contemplate the exchange for securities of other publicly-held companies, to be accepted at the discretion of the offered party.

Paragraph 2 - The cancellation shall be preceded by an Extraordinary Shareholders Meeting that shall resolve specifically on such cancellation.

Article 40 - In the event the appraisal report referred to in Article 39 is not ready by the time the Extraordinary Shareholders Meeting is called to resolve on the cancellation of the publicly-held company registration, the controlling shareholder, or shareholders group holding the control of the Company, shall inform such meeting of the maximum value per share or lot of one thousand shares at which the public offering shall be accomplished.

Paragraph 1 - The public offering shall be conditioned to the value calculated in the appraisal report referred to in Article 39 not being higher than the value disclosed by the controlling shareholder, or shareholders group that holds the Company’s control, in the meeting referred to in the caption of this Article.

Paragraph 2 - In the event the value of the shares as determined in the appraisal report is higher than the value informed by the shareholder or shareholders group that holds the control, the resolution referred to in the caption hereof shall be automatically cancelled, and such fact shall be fully disclosed to the market, except if the shareholder who holds control expressly agrees to carry out a public offering at the value calculated in the appraisal report.

Article 41 - The appraisal report shall be prepared by a specialized company, with proved experience and independence as to the decision-making power of the Company, its management members and/or controlling shareholder, and shall further meet the other legal requirements. The party making the offer must pay all the costs of preparing the appraisal report.

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Sole Paragraph - The General Meeting of Shareholders has exclusive responsibility for choosing the specialized company that will determine the Company’s economic value, and will choose from among three (3) nominees submitted by the Board of Directors. The resolution must be passed by a majority of the votes of shareholders representing free float who are present at the General Meeting, not counting blank votes. If the General Meeting is instated on the first call, it must have a quorum of shareholders representing at least twenty per cent (20%) of the total free float. If the General Meeting is instated on the second call, it can have any number of shareholders representing free float.

CHAPTER VIII

WITHDRAWAL FROM THE NEW MARKET

Article 42 - The Company may delist from the New Market at any time, as long as the delisting has been approved at a General Meeting of Shareholders and has been reported in writing to Bovespa at least thirty (30) days in advance. The controlling shareholder, or shareholders group holding the control of the Company, must make a public offer to acquire the other shareholders’ shares either if the company’s delisting from the New Market is because of registration of its securities for trades outside the New Market, or because of a corporate reorganization whereby the resulting company does not qualify for trading its securities on the New Market. In both cases, the minimum price of the public offer must be based in the Economic Value determined according to the appraisal report referred to in Article 41 herein.

Paragraph 1 - The public offering provided herein shall abide, as applicable, by the public offering rules for cancellation of the publicly-held company registration with the CVM, governed by Articles 39, 40 and 41 above.

Paragraph 2 - Whenever the Company’s delisting from the New Market is due to cancellation of registration as a publicly-held company, a General Meeting of Shareholders, as described in the caption of this Article, is not required.

CHAPTER IX

TRANSACTIONS WITH ASSOCIATED PARTIES

Article 43 - The Company shall disclose to the market in general, according to the regulation in force, complete information about all and any agreement executed by the Company and its affiliated and subsidiary company(ies), its management members, its controlling shareholder, and further between the Company and affiliated or subsidiary company(ies) of the management members and the controlling shareholder, as well as with other companies that integrate the same group in fact or in law with any of these persons, whenever one sole agreement or successive agreements, with or without the same purpose, in any period of one year, reach an amount equal to or higher than two hundred thousand reais (R$ 200,000.00) or an amount equal to or higher than one per cent (1%) over the Company’s net worth, considering the one that is higher.

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CHAPTER X

ARBITRATION

Article 44 - The Company, its controlling shareholders, senior managers and the Fiscal Council members agree to refer to arbitration any and all disputes and controversies arising out or related to, particularly regarding the enforcement, validity, effectiveness, construction, violation and related effects, of the legal provisions of Brazilian Corporation Law, these Bylaws, the rules issued by the Brazilian Monetary Council, the Central Bank of Brazil and the CVM, as well as all other rules governing capital markets in general besides those mentioned on the Bovespa’s New Market Listing Regulation, the New Market Agreement , the arbitration rules and the Market Arbitration Panel Rules. The arbitration shall be conducted by the Market Arbitration Chamber established by the Bovespa.

CHAPTER XI

FINAL PROVISIONS

Article 45 - The Company shall abide by the shareholders agreements, filed at its registered office, which provide for restrictions to the outstanding shares, right of first refusal in the acquisition thereof, exercise of vote, or control power, in the Shareholders Meetings and in the meetings of the Board of Directors, and shall cause (i) the depositary financial institution to annotate them in the deposit account statement furnished to the shareholder; and (ii) the Chairman of the Meeting of the Board of Directors or the presiding officers of the Shareholders Meeting, as the case may be, to refuse the validity of vote against its provisions.

Article 46 - The monetary values referred to in Articles 18 and 23 of these Bylaws are those monetary values mentioned on the Shareholders Agreement and shall be adjusted for inflation, in the beginning of each fiscal year, based on the IGP-M variation announced by Getúlio Vargas Foundation (Fundação Getúlio Vargas – FGV) that occurred in the previous fiscal year; and in the absence thereof, by another index published by the same Foundation reflecting the same loss of purchase power of the national currency that occurred in the period.

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SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: April 16, 2009

CPFL ENERGIA S.A.

By:	/S/ JOSÉ ANTONIO DE ALMEIDA FILIPPO
Name: Title:	José Antonio de Almeida Filippo Chief Financial Officer and Head of Investor Relations

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates of future economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.